Exhibit 99.1

ABN 53 075 582 740

ASX ANNOUNCEMENT

31 December 2021

Resignation of Director

Bionomics Limited (Bionomics or Company), a clinical-stage biopharmaceutical company, announced today the resignation of Mr Mitchell Kaye as a Non-Executive Director of the Board of Bionomics Limited effective 31 December 2021.

Mr Kaye resigns under the terms of the agreement through which he was appointed in November 2018, as nominee of BVF Partners L.P (BVF Nominee) under the Placement Agreement (Agreement) dated 9 November 2018.

The Board would like to thank Mr Kaye for his dedication and service and wishes him well for the future.

Released on authority of the Executive Chairman.

FOR FURTHER INFORMATION PLEASE CONTACT:

General: Ms Suzanne Irwin Company Secretary +61 8 8150 7400 CoSec@bionomics.com.au

About Bionomics Limited

Bionomics (ASX:BNO; Nasdaq:BNOX; OTCQB:BNOEF) is a clinical-stage biopharmaceutical developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious central nervous system disorders with high unmet medical need. Bionomics is advancing its lead product candidate, BNC210, an oral, proprietary, selective negative allosteric modulator of the a7 nicotinic acetylcholine receptor, for the acute treatment of Social Anxiety Disorder and chronic treatment of Post-Traumatic Stress Disorder. Beyond BNC210, Bionomics has a strategic partnership with Merck & Co., Inc. (known as MSD outside the United States and Canada) with two drugs in early-stage clinical trials for the treatment of cognitive deficits in Alzheimer’s disease and other central nervous system conditions.

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Bionomics Limited | 200 Greenhill Road, Eastwood, South Australia, +61 8 8150 7400, ABN: 53 075 582 740